

Mail Stop 4561

February 22, 2016

R. Neil Williams
Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re:** **Intuit Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed September 1, 2015**
> **File No. 000-21180**

Dear Mr. Williams:

We have reviewed your February 9, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2016 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets - Impairment Assessments, page 33

1.   Your response to prior comment 2 indicates that none of the factors included in ASC 350-20-35-3C were noted during the fiscal quarter ended January 31, 2015. However, we note that in your earnings call for the quarter ended April 30, 2015 that was held on May 21, 2015, you stated that "(y)our revenue and operating income for [the Consumer

Ecosystem] group have trailed (y)our expectations for the year." In light of this statement, please tell us the following:

- The factors considered when concluding that the conditions described in ASC 350-20-35-3C(d) were not present in any quarter prior to April 30, 2015; and,

- The factors considered when concluding that disclosure was not required pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services